UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH, 2006

ANGIOTECH PHARMACEUTICALS, INC.
(Registrant’s name)

1618 STATION STREET,
VANCOUVER, B.C.
CANADA V6A 1B6
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Material Change Report*

2	Canadian Press Release-Angiotech Pharmaceuticals, Inc. today announced that it has entered into a definitive agreement to acquire privately held American Medical Instruments Holdings, Inc. (AMI) for approximately CND $900 Million in cash.*

3	US Press Release-Angiotech Pharmaceuticals, Inc. today announced that it has entered into a definitive agreement to acquire privately held American Medical Instruments Holdings, Inc. (AMI) for approximately US$ 785 Million in cash.*

4	Stock Purchase Agreement, dated January 31, 2006, among Angiotech Pharmaceuticals (US), Inc., RoundTable Healthcare Partners, L.P., RoundTable Healthcare Investors, L.P., Marmon Medical Companies LLC, the other sellers party thereto, American Medical Instruments Holdings, Inc., RoundTable Healthcare Partners, L.P., as Seller Representative, and for a limited purpose only, Angiotech Pharmaceuticals, Inc.**

5	FirstAmendment to Stock Purchase Agreement dated March 23, 2006 by and amongAngiotech Pharmaceuticals (US), Inc., RoundTable Healthcare Partners, L.P., American Medical Instruments Holdings, Inc. and Angiotech Pharmaceuticals, Inc.

6	CanadianPress Release—Angiotech Pharmaceuticals, Inc. announced on March 23, 2006 that it closed the previously announced acquisition of privately held AmericanMedical Instruments Holdings, Inc. (AMI) for approximately CND $900 million incash subject to post-closing adjustments.

7	USPress Release—Angiotech Pharmaceuticals, Inc. announced on March 23, 2006 that it closed the previously announced acquisition of privately held AmericanMedical Instruments Holdings, Inc. (AMI) for approximately US $785 million incash subject to post-closing adjustments.

_________________

* Previously filed on February 2, 2006.
** Previously filed on February 22, 2006.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes,” “may,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company’s filings with the Securities and Exchange Commission. GIVEN THESE UNCERTAINTIES, READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.
Date: March 27, 2006	By:	/s/ David M. Hall

		Name: Title:	David M. Hall Chief Compliance Officere